Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of February 28, 2022

The principal balances and results accumulated for the period ending February 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**MCh$**
Cash and deposits in banks	2,532,504
Loans and accounts receivables from customers and banks, net	35,732,850
Loans and accounts receivables from customers at fair value, net	97,932
Financial instruments	9,044,288
Financial derivative contracts	8,962,418
Other asset items	4,544,937
Total assets	**60,914,929**

Principal liabilities	**MCh$**
Deposits and other demand liabilities	16,794,123
Time deposits and other time liabilities	9,682,080
Issued debt and regulatory capital instruments	8,446,263
Financial derivative contracts	10,564,550
Other liabilities items	11,690,346
Total equity	3,737,567
Total liabilities and Equity	**60,914,929**

Equity attributable to:	
Equity holders of the Bank	3,640,800
Non-controlling interest	96,767

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**MCh$**
Net interest income	300,470
Net fee and commission income	62,370
Result from financial operations	33,521
Total operating income	**396,361**
Provision for loan losses	(50,243)
Support expenses	(130,128)
Other results	(14,578)
Income before tax	**201,412**
Income tax expense	(31,059)
Net income for the period	**170,353**

Attributable to:	
Equity holders of the Bank	167,926
Non-controlling interest	2,427

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 28 de febrero de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de febrero de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.532.504
Créditos y cuentas por cobrar a clientes y bancos	35.732.850
Créditos y cuentas por cobrar a clientes a valor razonable	97.932
Instrumentos financieros	9.044.288
Contratos de derivados financieros	8.962.418
Otros rubros del activo	4.544.937
Total Activos	**60.914.929**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	16.794.123
Depósitos y otras captaciones a plazo	9.682.080
Instrumentos de deuda y capital regulatorio emitidos	8.446.263
Contratos de derivados financieros	10.564.550
Otros rubros del pasivo	11.690.346
Total patrimonio	3.737.567
Total Pasivos y Patrimonio	**60.914.929**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.640.800
Interés no controlador	96.767

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	300.470
Ingreso neto de comisiones	62.370
Resultado de operaciones financieras	33.521
Total ingresos operacionales	**396.361**
Gasto de pérdidas crediticias	(50.243)
Gastos de apoyo	(130.128)
Otros resultados	(14.578)
Resultado antes de impuesto	**201.412**
Impuesto a la renta	(31.059)
Utilidad consolidada del periodo	170.353

Resultado atribuible a:	
Tenedores patrimoniales del Banco	167.926
Interés no controlador	2.427

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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